SUNSET SUITS HOLDINGS, INC.

January 12, 2010

John Reynolds
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

> **Re: Sunset Suits Holdings, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed December 23, 2009**
> **File No. 333-152149**

Dear Mr. Reynolds:

On behalf of Sunset Suits Holdings, Inc. ("*Sunset Suits*" or the "*Company*"), we hereby submit Sunset Suits' responses to the comments of the staff (the "*Staff*") of the Securities and Exchange Commission (the "*Commission*") delivered to the Company on January 6, 2010, following the filing of the above-referenced Amendment No. 6 to Registration Statement on Form S-1 (the "*S-1/A*").

For the convenience of the Staff, a summary of the Staff's comments is included and is followed by the corresponding response of Sunset Suits. References in this letter to "we," "us" and "our" refer to Sunset Suits unless the context indicates otherwise.

The responses below are for the purpose of expediting the process of completing the registration by addressing those comments or portions thereof that can be addressed in advance of the updated financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

1. We note your response to comment four in our letter dated December 15, 2009. Please revise the Plan of Distribution to reflect the statement in your response regarding the effective price per share paid by the investors, $2.40, which appears to be one of the considerations in setting the offering price. Also, please confirm, if true, that the financial performance thresholds and "Make-Good shares" referenced in your response are what you disclose in the last sentence of the first paragraph on page 51, or revise as appropriate.

Sunset Suits' response: We have revised the disclosure in the Plan of Distribution to reflect the effective price per share paid by the investors in the private placement. In addition, we confirm that the financial performance thresholds and "Make Good shares" referenced in our response letter are the "minimum after tax net income thresholds for fiscal year 2008 or fiscal year 2009" disclosed on page 51 of Amendment No. 6 to the S-1.

Repayments of Debt, page 36

2. We note your response to comment seven from our letter dated December 15, 2009. Your long-term schedule of repayments as of September 30, 2009 at page 36 remains identical to Amendment 5 and

totals to $6,004,873. The 'Total Outstanding' row within the caption 'Loan Facilities' at page 41 sums to $6,861,593, an amount that agrees to footnote 13 to your September 30,2009 financial statements. Your long- term debt maturities for the three months ending December 31, 2009 totals $1,205,000 at page F-23, but only $348,000 at page 36. Please reconcile this difference in scheduled maturities for the three months ended December 3 1,2009. In addition, please revise your schedule of long-term debt repayments at page 36 to sum to 86,862,000.

Sunset Suits' response: The long term repayment schedule has been revised. Additionally the schedule was reconciled to long term debt note. The difference is the current period accrued interest.

Tax and Social Security Payment Obligations, page 42

3. We note your response to comment eight from our letter dated December 15, 2009. Please revise your table demonstrating the amounts you intend to pay by period at page 44 to reconcile to the amount included in your rollforward as of September 30,2009 and the Social Security Tax Payable within your interim financial statement footnotes ($8,104). Your current disclosures indicate you intend to pay $7,740, though your Social Security Obligation totals $8,104.

Sunset Suits' response: The Social security Payment schedule was reconciled to social security tax payable note. The difference is made of current period social security of Fashion Service, social security tax payables of foreign entities and social security tax payables of Sunset Suits S.A..


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If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel at (202) 663-8158.

Sincerely,

Sunset Suits Holdings, Inc.

By: /s/ Mirosław Kranik
    Mirosław Kranik
    Chief Executive Officer


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